SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 March 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

3 March 2016

LLOYDS BANKING GROUP PLC ANNOUNCES RESULTS OF TENDER OFFER FOR CERTAIN ENHANCED CAPITAL NOTES

Lloyds Banking Group plc ('LBG') today announced the final results of its previously announced U.S. dollar cash tender offer (the 'Offer') for specified series of enhanced capital notes (the 'ECNs') issued by LBG Capital No. 1 plc (the 'Offeror'), an indirect wholly owned subsidiary of LBG. The Offer was made on the terms and subject to the conditions set forth in the Offer to Purchase dated 29 January 2016, as supplemented on 16 February 2016, 22 February 2016 and 25 February 2016 (the 'Offer to Purchase'). Capitalised terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $177,232,000 aggregate principal amount of the ECNs listed in the table below were validly tendered and not validly withdrawn by 11.59pm, New York City time, on 2 March 2016 (the 'Expiration Deadline'), as more fully set forth below. LBG has accepted all ECNs that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Settlement Date is expected to be 4 March 2016.

The table below sets forth, among other things, the principal amount of each series of ECNs validly tendered and accepted pursuant to the Offer:

ECNs	ISIN	Purchase Price(1)(2)	Aggregate Principal Amount Accepted	Aggregate Principal Amount Outstanding After Completion of the Offer
LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473106283 XS0471767276	$1,020.00	$159,552,000	$497,259,000
LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473103348 XS0471770817	$1,020.00	$17,680,000	$258,978,000
(1) As of the commencement of the Offer.
(2) Per $1,000 in principal amount of ECNs accepted for purchase.

The Offeror hereby confirms that it will exercise the Regulatory Call Right and redeem any ECNs that remain outstanding following completion of the Offer. The redemption of such ECNs is expected to occur on 18 March 2016.

Lucid Issuer Services Limited acted as tender agent for the Offer. BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Goldman, Sachs & Co., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Limited acted as Dealer Managers for the Offer. Questions regarding the Offer should be directed to BNP Paribas Securities Corp., Liability Management Group at +1 (212) 841-3059 (US collect), +1 (888) 210-4358 (US toll free), +44 (0) 20 7595 8668 (Europe); Deutsche Bank Securities Inc., Liability Management Group at +1 (212) 250 2955 (US collect); + (866) 627 0391 (US toll free); +44 20 7545 8011 (Europe); Goldman, Sachs & Co., Liability Management Group at +1 (212) 902-5183 (US collect), +1 (800) 828-3182 (US toll free), +44 (0) 20 7774 9862 (Europe); Lloyds Securities Inc., Liability Management Group at +1 (855) 400-6511 (US toll free), +1 (212) 827-3105 (US collect); Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group at +1 (980) 388-4813 (US collect), +1 (888) 292-0070 (US toll free),  +44 (0) 20 7996 5698 (Europe); UBS Limited, Liability Management Group, +1 (203) 719 4210 (US collect), +1 (888) 719 4210 (US toll free).

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                             +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 03 March 2016